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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One)

         [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

         [   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________

                          COMMISSION FILE NO. 005-44653

         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                     AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN
                         4582 S. Ulster St., Suite 1700
                                Denver, Colorado
                                      80238

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   AGRIUM INC.
                          13131 Lake Fraser Drive S.E.
                                    Calgary,
                                     Alberta
                                     T2J 7E8
                                 (403) 225-7000

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










                     AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

                Financial Statements and Supplemental Information

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                     AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN


                                TABLE OF CONTENTS



                                                                            PAGE

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits -
     December 31, 2002 and 2001                                               2

Statement of Changes in Net Assets Available for Plan Benefits -
     Year ended December 31, 2002                                             3

Notes to Financial Statements                                                 4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
     December 31, 2002                                                        8

                          INDEPENDENT AUDITORS' REPORT



The Pension Investment Committee
Agrium U.S. Retail 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                    KPMG LLP





Denver, Colorado
June 13, 2003

                     AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2002 and 2001
                                  (US dollars)


                                                                2002            2001
                                                            -----------     -----------
                                     ASSETS

Investments, at fair value (note 5):
     Guaranteed investment contract                         $20,589,064      17,688,843
     Mutual funds                                            40,113,217      42,378,042
     Agrium Inc. common stock                                 5,771,202       5,057,887
     Participant loans                                        2,286,681       2,204,299
                                                            -----------     -----------
                 Total investments                           68,760,164      67,329,071

Receivables:
     Employer contributions                                   2,290,072       2,849,523
     Participant contributions                                  299,743         261,558
     Loan repayments                                             11,009          11,140
                                                            -----------     -----------
                 Total receivables                            2,600,824       3,122,221
                                                            -----------     -----------
                 Total assets                                71,360,988      70,451,292

                                  LIABILITIES

Excess contributions due to participants (note 1)                55,447          74,193
                                                            -----------     -----------
                 Net assets available for plan benefits     $71,305,541      70,377,099
                                                            ===========     ===========

See accompanying notes to financial statements.

                     AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                          Year ended December 31, 2002
                                  (US dollars)

                                                                      2002
                                                                  -----------
                                   ADDITIONS

Additions to net assets attributed to:
     Net realized and unrealized depreciation
        in fair value of investments                              $(6,346,019)
     Interest and dividends                                           168,922
                                                                  -----------
                                                                   (6,177,097)

Contributions:
     Participants                                                   5,427,115
     Employer                                                       5,407,097
                                                                  -----------
                                                                   10,834,212
                                                                  -----------
                 Total additions                                    4,657,115
                                                                  -----------
                            DEDUCTIONS AND TRANSFERS

Deductions from net assets attributed to:
     Distributions paid to participants                             3,896,445
     Other, net                                                        17,591
                                                                  -----------
                 Total deductions                                   3,914,036
                                                                  -----------
Affiliated 401(k) transfers                                           185,363
                                                                  -----------
                 Net increase                                         928,442

Net assets available for plan benefits:
     Beginning of year                                             70,377,099
                                                                  -----------
     End of year                                                  $71,305,541
                                                                  ===========

See accompanying notes to financial statements.

                     AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN
                          Notes to Financial Statements

                           December 31, 2002 and 2001


 (1)   PLAN DESCRIPTION

       The following description of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan sponsor, Western Farm Service, Inc. (the Company), is a subsidiary of Agrium U.S. Inc., a subsidiary of Agrium Inc. (Agrium).

       The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (a)    PARTICIPANT ELIGIBILITY AND CONTRIBUTIONS

              Under the Plan, all full-time employees are eligible to immediately participate in the Plan. All employees not designated as full-time require 1,000 hours for participation. The Plan is administered by a committee of three or more persons appointed by the Company's board of directors (the Plan Committee).

              Participants can elect to contribute up to 16% of their annual compensation, subject to the limits established by Internal Revenue Service (IRS) guidelines ($11,000 in 2002). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. All eligible participants receive a basic Company contribution equal to 2% of their total compensation, as defined in the Plan, subject to IRS limits, without regard to any participant election to contribute to the Plan. In addition, the Company makes a matching contribution in an amount equal to 100% of the first 2% of the participants' elective compensation contributions. The Plan also provides that the Company, at its discretion, may make additional contributions which, if made, are allocated among all active participants based upon each participant's contributions for the year.

       (b)    VESTING

              Participant contributions to the Plan and earnings thereon are fully vested at all times. Company contributions to the Plan and earnings thereon vest to the participants based upon their years of service, as follows:


                               YEARS OF SERVICE            VESTING PERCENTAGE
                       --------------------------------    ------------------
                       Less than 3                                 50%
                       3 or more                                  100%

              Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant's years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and are used to reduce Company contributions, unless applied sooner to pay Plan administrative expenses. Forfeited amounts totaled $218,448 for the year ended December 31, 2002.



                                        4                            (Continued)

                     AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN
                          Notes to Financial Statements

                           December 31, 2002 and 2001



       (c)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings and losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant's vested account.

       (d)    DISTRIBUTIONS

              Distributions from the Plan may be made to a participant upon death, total disability, retirement, termination of employment, or financial hardship. Company contributions, if any, are subject to certain forfeiture provisions. The average deferral percentage of certain highly compensated employees exceeded that of nonhighly compensated employees by more than the amount permitted by Section 401(k) of the Internal Revenue Code (IRC) for the Plan years ended December 31, 2002 and 2001. Plan assets in the amount of $55,447 and $74,193, respectively, were identified as excess salary deferrals for highly compensated employees and have been reflected as a liability to these participants at December 31, 2002 and 2001.

       (e)    ADMINISTRATIVE EXPENSES

              For the Plan year ended December 31, 2002, Plan administrative expenses were paid directly from forfeited amounts. All other Plan expenses incurred in this period were paid from Plan assets.

       (f)    PARTICIPANT LOANS

              Participants are allowed to borrow up to 50% of their account balance, with a maximum loan amount of $50,000. Participant loans have terms ranging from one to five years. The loans are secured by the balance in the participant's account and bear interest at prevailing market rates, as determined by the Plan administrator. Interest rates on participant loans range from 5% to 11%.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared using the accrual basis of accounting.

       (b)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

       (c)    DISTRIBUTIONS

              Distributions are recorded when paid.



                                        5                            (Continued)

                     AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN
                          Notes to Financial Statements

                           December 31, 2002 and 2001



       (d)    VALUATION OF INVESTMENTS

              Investments in mutual funds, guaranteed investment contracts, and common stock are valued at fair value determined by the quoted market price. Participant loans are valued at unpaid principal balance which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(3)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated October 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

(4)    PLAN TERMINATION

       Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become fully vested in their accounts. The Plan provides that, upon termination of the Plan, net assets would be allocated among its participants and beneficiaries in accordance with the provisions of the Plan.

(5)    INVESTMENTS


                                                                                 DECEMBER 31,
                                                                         ---------------------------
                                                                             2002            2001
                                                                         -----------     -----------
       Investment securities greater than 5% of net assets available for plan benefits:
             SEI Stable Asset Fund                                       $20,589,064      17,688,843
             SEI Large Cap Growth Fund                                    12,233,372      15,651,405
             SEI Diversified Moderate Growth Fund                         10,576,879      11,997,259
             SEI Core Fixed Income Fund                                    7,865,166       6,085,699
             Agrium Inc. common stock                                      5,771,202       5,057,887
                                                                         -----------     -----------
                                                                          57,035,683      56,481,093

       Investment securities less than 5% of net assets available for plan benefits:
             SEI S&P 500 Index Fund                                        3,259,102       3,348,780
             SEI Large Cap Value Fund                                      2,153,459       2,373,258
             SEI Small Cap Value Fund                                      2,021,636       1,219,297
             SEI International Equity Fund                                   842,390         787,145
             SEI Small Cap Growth Fund                                       694,364         641,446
             SEI Diversified Global Stock Fund                               244,748         212,781
             SEI Diversified Conservative Fund                               222,101          60,972
             Participant loans                                             2,286,681       2,204,299
                                                                         -----------     -----------
                                                                          11,724,481      10,847,978
                                                                         -----------     -----------
                     Total investments                                   $68,760,164      67,329,071
                                                                         ===========     ===========



                                        6                            (Continued)

                     AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN
                          Notes to Financial Statements

                           December 31, 2002 and 2001




       During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

             Mutual funds                                     $(8,126,094)
             Agrium Inc. common stock                           1,780,075
                                                              -----------
                                                              $(6,346,019)
                                                              ===========



                                        7                            (Continued)

                     AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002
                                  (US dollars)


                                                         SHARES/        CURRENT
IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT          UNITS          VALUE
------------------------------------------------       ----------     -----------
SEI Stable Asset Fund (1)                              20,589,064     $20,589,064
SEI Large Cap Growth Fund (1)                             885,193      12,233,372
SEI Diversified Moderate Growth Fund (1)                1,067,294      10,576,879
SEI Core Fixed Income Fund (1)                            746,221       7,865,166
Agrium Inc. common stock (1)                              604,631       5,771,202
SEI Index S&P 500 Index Fund (1)                          120,395       3,259,102
SEI Large Cap Value Fund (1)                              144,527       2,153,459
SEI Small Cap Value Fund (1)                              141,472       2,021,636
SEI International Equity Fund (1)                         115,872         842,390
SEI Small Cap Growth Fund (1)                              67,743         694,364
SEI Diversified Global Stock Fund (1)                      30,942         244,748
SEI Diversified Conservative Fund (1)                      24,167         222,101
Participant loans, interest rates from 5% to 11%,
      secured by participant's vested account           2,286,681       2,286,681
                                                                      -----------
              Total assets held at end of year                        $68,760,164
                                                                      ===========

(1) Identified party-in-interest

Note: Information on cost of the investments is excluded as all investments are participant directed.


See accompanying independent auditors' report.

                                    SIGNATURE



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Administrative Committee of the Agrium U.S. Retail 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: June 27, 2003                     Agrium U.S. Retail 401(k) Savings Plan
                                         --------------------------------------
                                                    (Name of Plan)

                                         By:
                                             -----------------------------------
                                                    /s/ Bruce G. Waterman

                                INDEX TO EXHIBITS


EXHIBIT NUMBER      DESCRIPTION OF EXHIBITS
--------------      -----------------------

     1              Consent of KPMG,L.L.P.


     99.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


     99.2 Certification of Senior Vice President, Finance & Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002